Exhibit 99.1

ALTERITY THERAPEUTICS LIMITED

ACN 080 699 065

(Company)

CORPORATE GOVERNANCE STATEMENT

This Corporate Governance Statement is current as at 28 August 2026 and has been approved by the Board of the Company on that date.

This Corporate Governance Statement discloses the extent to which the Company has, during the financial year ending 2026, followed the recommendations set by the ASX Corporate Governance Council in its publication Corporate Governance Principles and Recommendations – 4th Edition (Recommendations). The Recommendations are not mandatory, however the Recommendations that have not been followed for any part of the reporting period have been identified and reasons provided for not following them along with what (if any) alternative governance practices were adopted in lieu of the recommendation during that period.

The Company has adopted a Corporate Governance Plan which provides the written terms of reference for the Company’s corporate governance duties.

The Company’s Corporate Governance Plan is available on the Company’s website at https://alteritytherapeutics.com/investor-centre-2/

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 1: Lay solid foundations for management and oversight

Recommendation 1.1

(a)   A listed entity should have and disclose a board charter which sets out the respective roles and responsibilities of the Board, the Chair and management, and includes a description of those matters expressly reserved to the Board and those delegated to management.

YES

The Company has adopted a Board Charter that sets out the specific roles and responsibilities of the Board, the Chair and management and includes a description of those matters expressly reserved to the Board and those delegated to management.

The Board Charter sets out the specific responsibilities of the Board, requirements as to the Board’s composition, the roles and responsibilities of the Chair and Company Secretary, the establishment, operation and management of Board Committees, Directors’ access to Company records and information, details of the Board’s relationship with management, details of the Board’s performance review and details of the Board’s disclosure policy.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
A copy of the Company’s Board Charter, which is part of the Company’s Corporate Governance Plan, is available on the Company’s website.

Recommendation 1.2

A listed entity should:

(a)   undertake appropriate checks before appointing a director or senior executive or putting someone forward for election as a Director; and

(b)  provide security holders with all material information in its possession relevant to a decision on whether or not to elect or re-elect a Director.

YES

(a)  The Company has guidelines for the appointment and selection of the Board and senior executives in its Corporate Governance Plan. The Company’s Remuneration Committee Charter (in the Company’s Corporate Governance Plan) requires the Remuneration Committee (or, in its absence, the Board) to ensure appropriate checks (including checks in respect of character, experience, education, criminal record and bankruptcy history (as appropriate)) are undertaken before appointing a person, or putting forward to security holders a candidate for election, as a Director. In the event of an unsatisfactory check, a Director is required to submit their resignation.

(b)  Under Remuneration Committee Charter, all material information relevant to a decision on whether or not to elect or re-elect a Director must be provided to security holders in the Notice of Meeting containing the resolution to elect or re-elect a Director.

Recommendation 1.3 A listed entity should have a written agreement with each Director and senior executive setting out the terms of their appointment.	YES	The Company has had written agreements with each of its Directors and senior executives for the past financial year.
Recommendation 1.4 The Company Secretary of a listed entity should be accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board.	YES

The Board Charter outlines the roles, responsibility and accountability of the Company Secretary. In accordance with this, the Company Secretary is accountable directly to the Board, through the Chair, on all matters to do with the proper functioning of the Board.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 1.5

A listed entity should:

(a)   have and disclose a diversity policy;

(b)  through its board or a committee of the board set measurable objectives for achieving gender diversity in the composition of its board, senior executives and workforce generally; and

(c)   disclose in relation to each reporting period:

(i)   the measurable objectives set for that period to achieve gender diversity;

(ii)  the entity’s progress towards achieving those objectives; and

(iii) either:

(A) the respective proportions of men and women on the Board, in senior executive positions and across the whole workforce (including how the entity has defined “senior executive” for these purposes); or

(B) if the entity is a “relevant employer” under the Workplace Gender Equality Act, the entity’s most recent “Gender Equality Indicators”, as defined in the Workplace Gender Equality Act.

If the entity was in the S&P / ASX 300 Index at the commencement of the reporting period, the measurable objective for achieving gender diversity in the composition of its board should be to have not less than 30% of its directors of each gender within a specified period.

PARTIALLY

a)   The Company has adopted a Diversity Policy which provides a framework for the Company to establish, achieve and measure diversity objectives, including in respect of gender diversity. The Diversity Policy is available, as part of the Corporate Governance Plan, on the Company’s website.

b)   The Diversity Policy allows the Board to set measurable gender diversity objectives, if considered appropriate, and to continually monitor both the objectives if any have been set and the Company’s progress in achieving them.

c)   Given the current small size of the Board and Company’s operations, the Board does not presently intend to set measurable gender diversity objectives. The board will reconsider this matter in due course following business growth.

(i)    the Board’s view that the existing Directors and senior executives have sufficient skill and experience to carry out the Company’s plans;

(ii)  if it becomes necessary to appoint any new Directors or senior executives, the Board will consider the application of the measurable gender diversity objectives and determine whether, given the small size of the Company and the Board, requiring specified objectives to be met will unduly limit the Company from applying the Diversity Policy as a whole and the Company’s policy of appointing the best person for the job; and

(iii) the respective proportions of men and women on the Board, in senior executive positions and across the whole organisation (including how the entity has defined “senior executive” for these purposes) for each financial year will be disclosed by the Company once the Company’s human resource base grows to a point where fully implementing a diversity policy would become more meaningful.

The company is not in the S&P/ASX 300 Index.

The Company currently comprises the following percentage of females:

●   20% of the Board;

●   0% of Executive Officers;

●   46% of senior management (where “senior management is defined as Directors of the Company and any employees reporting directly to Directors or the Chief Executive Officer); and

●   54.5% of the Company’s total workforce.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 1.6

A listed entity should:

(a)   have and disclose a process for periodically evaluating the performance of the Board, its committees and individual Directors; and

(b)  disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

YES

(a)  The Company’s Remuneration Committee (or, in its absence, the Board) is responsible for evaluating the performance of the Board, its committees and individual Directors on an annual basis. It may do so with the aid of an independent advisor. The process for this is set out in the Company’s Corporate Governance Plan, which is available on the Company’s website.

(b)  The Company’s Corporate Governance Plan requires the Company to disclose whether or not performance evaluations were conducted during the relevant reporting period. For the last financial year, a formal evaluation of the Directors was not undertaken during the reporting period. The Company intends to commence a formal evaluation process in the 2027 financial year.

Recommendation 1.7

A listed entity should:

(a)   have and disclose a process for evaluating the performance of its senior executives at least once every reporting period; and

(b)  disclose for each reporting period whether a performance evaluation has been undertaken in accordance with that process during or in respect of that period.

YES

(a)  The Company’s Remuneration Committee (or, in its absence, the Board) is responsible for evaluating the performance of the Company’s senior executives on an annual basis. The Company’s Remuneration Committee (or, in its absence, the Board) is responsible for evaluating the remuneration of the Company’s senior executives on an annual basis. A senior executive, for these purposes, means key management personnel (as defined in the Corporations Act) other than a non-executive Director.

The applicable processes for these evaluations can be found in the Company’s Corporate Governance Plan, which is available on the Company’s website.

(b)  The Company has completed performance evaluations in respect of the senior executives for the past financial year in accordance with the applicable processes.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 2: Structure the Board to be effective and add value

Recommendation 2.1

The Board of a listed entity should:

(a)   have a nomination committee which:

(i)   has at least three members, a majority of whom are independent Directors; and

(ii)  is chaired by an independent Director, and disclose:

(iii) the charter of the committee;

(iv) the members of the committee; and

(v)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)  if it does not have a nomination committee, disclose that fact and the processes it employs to address Board succession issues and to ensure that the Board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

PARTIALLY

(a)   The Company did not have a Nomination Committee for the past financial year.

(b)  The Board has not established a separate Nomination Committee. Given the current size and composition of the Board, the Board believes that there would be no benefit to establishing a separate Nomination Committee with effectively the same members as the Board. Accordingly the Board performs the role of a Nomination Committee to ensure that the Board has the appropriate balance of skills, knowledge, experience, independence and diversity to enable it to discharge its duties and responsibilities effectively.

In accordance with the Company’s Board Charter, the Board carries out the duties that would ordinarily be carried out by a Nomination Committee , including the following processes to address succession issues and to ensure the Board has the appropriate balance of skills, experience, independence and knowledge of the entity to enable it to discharge its duties and responsibilities effectively:

i.   devoting time at least annually to discuss Board succession issues and updating the Company’s Board skills matrix; and

ii.  all Board members being involved in the Company’s nomination process, to the maximum extent permitted under the Corporations Act and ASX Listing Rules.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Recommendation 2.2 A listed entity should have and disclose a Board skills matrix setting out the mix of skills that the Board currently has or is looking to achieve in its membership.	YES

Under the Remuneration Committee Charter (in the Company’s Corporate Governance Plan), the Remuneration Committee (or, in its absence, the Board) is required to prepare a Board skills matrix setting out the mix of skills that the Board currently has (or is looking to achieve) and to review this at least annually against the Company’s Board skills matrix to ensure the appropriate mix of skills to discharge its obligations effectively and to add value and to ensure the Board has the ability to deal with new and emerging business and governance issues.

The Board undertook an evaluation of the skills matrix in late 2025 to ensure that the Board’s skills satisfy the ongoing skills and experience needed to execute the Company’s business strategy and to identify any gaps in the skills and experience of the Board. The Board will assess all future candidates for Board positions and the performance of its current membership on this basis.

The Board Charter requires the disclosure of each Board member’s qualifications and expertise. Full details as to each Director and senior executive’s relevant skills and experience are available in the Company’s Annual Report.

Recommendation 2.3

A listed entity should disclose:

(a)   the names of the Directors considered by the Board to be independent Directors;

(b)  if a Director has an interest, position or relationship of the type described in Box 2.3 of the ASX Corporate Governance Principles and Recommendations (4th Edition), but the Board is of the opinion that it does not compromise the independence of the Director, the nature of the interest, position or relationship in question and an explanation of why the Board is of that opinion; and

(c)   the length of service of each Director

YES

(a)  The Board Charter requires the disclosure of the names of Directors considered by the Board to be independent. The Company has disclosed those Directors it considered to be independent in its Annual Report. The Board considers there are three independent Directors: Mr Julian Babarczy, Ms Ann Cunningham and Mr Peter Marks.

(b)  The Company has disclosed in its Annual Report any instances where this applies and an explanation of the Board's opinon why the relevant Director is still considered to be independent.

(c)   The Company’s Annual Report and website discloses the length of service of each Director, as at the end of each financial year.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Recommendation 2.4 A majority of the Board of a listed entity should be independent Directors.	YES

The Company’s Board Charter requires that, where practical, the majority of the Board should be independent.

The Board comprises a total of 5 directors, of whom, Mr Julian Babarczy, Ms Ann Cunningham and Mr Peter Marks are considered to be independent. As such, independent directors currently comprise the majority of the Board.

Recommendation 2.5 The Chair of the Board of a listed entity should be an independent Director and, in particular, should not be the same person as the CEO of the entity.	YES

The Board Charter provides that, where practical, the Chair of the Board should be an independent Director and should not be the CEO/Managing Director.

The Chair of the Company from November 202, Mr Julian Babarczy, is an independent Director.

Recommendation 2.6

A listed entity should have a program for inducting new Directors and for periodically reviewing whether there is a need for existing directors to undertake professional development to maintain the skills and knowledge needed to perform their role as Directors effectively.

YES

In accordance with the Company’s Board Charter, the Nominations Committee (or, in its absence, the Board) is responsible for the approval and review of induction and continuing professional development programs and procedures for Directors to ensure that they can effectively discharge their responsibilities. The Company Secretary is responsible for facilitating inductions and professional development including receiving briefings on material developments in laws, regulations and accounting standards relevant to the Company.

Principle 3: Instil a culture of acting lawfully, ethically and responsibly
Recommendation 3.1 A listed entity should articulate and disclose its values.	YES

(a)  The Company and its subsidiary companies (if any) are committed to conducting all of its business activities fairly, honestly with a high level of integrity, and in compliance with all applicable laws, rules and regulations. The Board, management and employees are dedicated to high ethical standards and recognise and support the Company’s commitment to compliance with these standards.

(b)  The Company’s values are set out in its Code of Conduct (which forms part of the Corporate Governance Plan) and are available on the Company’s website. All employees are given appropriate training on the Company’s values and senior executives will continually reference such values.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 3.2

A listed entity should:

(a)   have and disclose a code of conduct for its Directors, senior executives and employees; and

(b)   ensure that the Board or a committee of the Board is informed of any material breaches of that code.

YES

(a)  The Company’s Corporate Code of Conduct applies to the Company’s Directors, senior executives and employees.

(b)  The Company’s Corporate Code of Conduct (which forms part of the Company’s Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Code of Conduct are reported to the Board or a committee of the Board.

Recommendation 3.3

A listed entity should:

(a)   have and disclose a whistleblower policy; and

(a)   ensure that the Board or a committee of the Board is informed of any material incidents reported under that policy.

YES

The Company’s Whistleblower Protection Policy (which forms part of the Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Whistleblower Protection Policy are to be reported to the Board or a committee of the Board.

Recommendation 3.4

A listed entity should:

(a)   have and disclose an anti-bribery and corruption policy; and

(b)   ensure that the Board or committee of the Board is informed of any material breaches of that policy.

YES

The Company’s Anti-Bribery and Anti-Corruption Policy (which forms part of the Corporate Governance Plan) is available on the Company’s website. Any material breaches of the Anti-Bribery and Anti-Corruption Policy are to be reported to the Board or the audit and risk committee.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 4: Safeguard the integrity of corporate reports

Recommendation 4.1

The Board of a listed entity should:

(a)   have an audit committee which:

(i)    has at least three members, all of whom are non-executive Directors and a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director, who is not the Chair of the Board, and disclose:

(iii)  the charter of the committee;

(iv)  the relevant qualifications and experience of the members of the committee; and

(v)   in relation to each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)  if it does not have an audit committee, disclose that fact and the processes it employs that independently verify and safeguard the integrity of its corporate reporting, including the processes for the appointment and removal of the external auditor and the rotation of the audit engagement partner.

YES

(a)   Since November 2025, the Company had an Audit Committee comprised of three members, two of whom are independent Directors. The Company’s Corporate Governance Plan contains an Audit Committee Charter that provides for the creation of an Audit Committee with at least two members, all of whom must be non-executive Directors, and majority of the Committee must be independent Directors. The Committee must be chaired by an independent Director who is not the Chair.

The members of the Audit Committee, their relevant qualification and experience, the number of times the committee met during the last financial year, and the individual attendances of the members, are disclosed on the Company’s website and in the Annual Report.

(b)   N/A

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 4.2

The Board of a listed entity should, before it approves the entity’s financial statements for a financial period, receive from its CEO and CFO a declaration that the financial records of the entity have been properly maintained and that the financial statements comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

YES

The Company’s Audit Committee Charter requires the CEO and CFO (or, if none, the person(s) fulfilling those functions) to provide a sign off on these terms. The Company has obtained a sign off on these terms for each of its financial statements in the past financial year.

The Board ensures that before it approved the entity’s financial statements for a financial period it receives declarations that the financial records of the entity have been properly maintained and that the financial statement comply with the appropriate accounting standards and give a true and fair view of the financial position and performance of the entity and that the opinion has been formed on the basis of a sound system of risk management and internal control which is operation effectively.

Recommendation 4.3

A listed entity should disclose its process to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

YES

The Company’s Corporate Governance Policy contains disclosure regarding the processes employed to verify the integrity of any periodic corporate report it releases to the market that is not audited or reviewed by an external auditor.

Periodic financial or other reports released for a particular financial period which are not audited or reviewed by the external auditor are peer reviewed internally and signed off on by the CFO and the Board prior to release (including release as an announcement to ASX).

Principle 5: Make timely and balanced disclosure
Recommendation 5.1 A listed entity should have and disclose a written policy for complying with its continuous disclosure obligations under listing rule 3.1.	YES	The Company has a Communication and Disclosure Policy which is available on the Company’s website.
Recommendation 5.2 A listed entity should ensure that its board receives copies of all material market announcements promptly after they have been made.	YES	Under the Company’s Continuous Disclosure Policy, all members of the Board receive material market announcements promptly after they have been made.

Recommendation 5.3

A listed entity that gives a new and substantive investor or analyst presentation should release a copy of the presentation materials on the ASX Market Announcements Platform ahead of the presentation.

	YES	All substantive investor or analyst presentations will be released on the ASX Markets Announcement Platform ahead of such presentations.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 6: Respect the rights of security holders
Recommendation 6.1 A listed entity should provide information about itself and its governance to investors via its website.	YES	Information about the Company and its governance is available in the Corporate Governance Plan and related documents which can be found on the Company’s website.
Recommendation 6.2 A listed entity should have an investor relations program that facilitates effective two-way communication with investors.	YES

The Company informs shareholders and the market regularly by the publication of periodic reports, public announcements and posting ASX releases on the Company website promptly after their disclosure on the ASX. Shareholders can elect to receive email notification of the Company’s announcements by subscribing at alteritytherapeutics.com/contact-us/. Shareholders are welcome to contact the Company at any time. Contact details are published on most ASX announcements, all periodic reports and at alteritytherapeutics.com/contact-us/.

Recommendation 6.3 A listed entity should disclose how it facilitates and encourages participation at meetings of security holders.	YES

Shareholders are encouraged to participate at all general meetings and AGMs of the Company. Upon the despatch of any notice of meeting to Shareholders, the Company Secretary shall send out material stating that all Shareholders are encouraged to participate at the meeting.

The Company provided Shareholders with the opportunity to participate in shareholder meetings by holding meetings at a physical venue.

Recommendation 6.4 A listed entity should ensure that all substantive resolutions at a meeting of security holders are decided by a poll rather than by a show of hands.	YES	All substantive resolutions at securityholder meetings were decided by a poll rather than a show of hands.
Recommendation 6.5 A listed entity should give security holders the option to receive communications from, and send communications to, the entity and its security registry electronically.	YES

The Shareholder Communication Strategy provides that security holders can register with the Company to receive email notifications when an announcement is made by the Company to the ASX, including the release of the Annual Report, half yearly reports and quarterly reports. Links are made available to the Company’s website on which all information provided to the ASX is immediately posted.

Shareholders queries should be referred to the Company Secretary at first instance.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 7: Recognise and manage risk

Recommendation 7.1

The Board of a listed entity should:

(a)   have a committee or committees to oversee risk, each of which:

(i)    has at least three members, a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director, and disclose:

(iii)  the charter of the committee;

(iv)  the members of the committee; and

(v)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)  if it does not have a risk committee or committees that satisfy (a) above, disclose that fact and the process it employs for overseeing the entity’s risk management framework.

YES

(a)   Since November 2025, Company has an Audit Committee whose role includes the oversight of risk management and internal control processes. The committee has three members, two of whom are independent Directors. The Company’s Corporate Governance Plan contains an Audit Committee Charter that provides for the creation of an Audit Committee with at least two members, all of whom must be non-executive Directors, and majority of the Committee must be independent Directors. The Committee must be chaired by an independent Director who is not the Chair.

The members of the Audit Committee, their relevant qualifications and experience, the number of times the committee met during the last financial year, and the individual attendances of the members, are disclosed on the Company’s website and in the Annual Report.

(b)   The Audit Committee with oversight for risk management and internal control processes does not have three members.

In accordance with the Company’s Board Charter, when required the Board intends to carry out the duties that would ordinarily be carried out by the Audit Risk Committee under the Audit Committee Charter including the following processes to oversee the entity’s risk management framework. The Board regularly devotes time at Board meetings to fulfilling the roles and responsibilities associated with overseeing risk and maintaining the entity’s risk management framework and associated internal compliance and control procedures.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 7.2

The Board or a committee of the Board should:

(a)  review the entity’s risk management framework at least annually to satisfy itself that it continues to be sound and that the entity is operating with due regard to the risk appetite set by the Board; and

(b)   disclose in relation to each reporting period, whether such a review has taken place.

YES

(a)  The Audit Committee Charter requires that the Audit Committee (or, in its absence, the Board) should, at least annually, satisfy itself that the Company’s risk management framework continues to be sound and that the Company is operating with due regard to the risk appetite set by the Board.

(b)   The Company’s Board has completed a review of the Company’s risk management framework in the past financial year.

Recommendation 7.3

A listed entity should disclose:

(a)   if it has an internal audit function, how the function is structured and what role it performs; or

(b)  if it does not have an internal audit function, that fact and the processes it employs for evaluating and continually improving the effectiveness of its governance, risk management and internal control processes.

YES

(a)   The Audit Committee Charter provides for the Audit Committee to monitor and periodically review the need for an internal audit function, as well as assessing the performance and objectivity of any internal audit procedures that may be in place.

(b)   The Company does not have an internal audit function. The Board considers the process employed pursuant to the Audit Committee Charter and Risk Management Policy are sufficient for evaluating and continually improving the effectiveness of its risk management and internal control processes given the size and complexity of the current business.

Recommendation 7.4 A listed entity should disclose whether it has any material exposure to environmental or social risks and, if it does, how it manages or intends to manage those risks.	YES

The Audit Committee Charter requires the Audit Committee (or, in its absence, the Board) to assist management to determine whether the Company has any potential or apparent exposure to environmental or social risks and, if it does, put in place management systems, practices and procedures to manage those risks.

The Company’s Corporate Governance Plan requires the Company to disclose whether it has any potential or apparent exposure to economic, environmental and social sustainability risks and, if it does, put in place management systems, practices and procedures to manage those risks.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION
Principle 8: Remunerate fairly and responsibly

Recommendation 8.1

The Board of a listed entity should:

(a)   have a remuneration committee which:

(i)    has at least three members, a majority of whom are independent Directors; and

(ii)   is chaired by an independent Director, and disclose:

(iii)  the charter of the committee;

(iv)  the members of the committee; and

(v)   as at the end of each reporting period, the number of times the committee met throughout the period and the individual attendances of the members at those meetings; or

(b)  if it does not have a remuneration committee, disclose that fact and the processes it employs for setting the level and composition of remuneration for Directors and senior executives and ensuring that such remuneration is appropriate and not excessive.

YES

(a)  The Company had a Remuneration Committee for the past financial year, from November 2025, it was comprised of three members, two of whom are independent Directors. The Company’s Corporate Governance Plan contains a Remuneration Committee Charter that provides for the creation of a Remuneration Committee with at least two members, all of whom must be non-executive Directors, and majority of the Committee must be independent Directors. The Committee must be chaired by an independent Director who is not the Chair.

The members of the Remuneration Committee, their relevant qualification and experience, the number of times the committee met during the last financial year, and the individual attendances of the members, are disclosed on the Company’s website and in the Annual Report.

(b)   N/A

Recommendation 8.2

A listed entity should separately disclose its policies and practices regarding the remuneration of non-executive Directors and the remuneration of executive Directors and other senior executives.

YES

The Company’s Corporate Governance Plan requires the Board to disclose its policies and practices regarding the remuneration of Directors and senior executives, which is disclosed in the remuneration report contained in the Company’s Annual Report.

RECOMMENDATIONS (4TH EDITION)	COMPLY	EXPLANATION

Recommendation 8.3

A listed entity which has an equity-based remuneration scheme should:

(a)   have a policy on whether participants are permitted to enter into transactions (whether through the use of derivatives or otherwise) which limit the economic risk of participating in the scheme; and

(b)   disclose that policy or a summary of it.

	YES	(a) The Company had an equity-based remuneration scheme during the past financial year. (b) Details of this plan can be found in the Company’s annual report.
Additional recommendations that apply only in certain cases
Recommendation 9.1 A listed entity with a director who does not speak the language in which board or security holder meetings are held or key corporate documents are written should disclose the processes it has in place to ensure the director understands and can contribute to the discussions at those meetings and understands and can discharge their obligations in relation to those documents.	N/A	-
Recommendation 9.2 A listed entity established outside Australia should ensure that meetings of security holders are held at a reasonable place and time.	N/A	-
Recommendation 9.3 A listed entity established outside Australia, and an externally managed listed entity that has an AGM, should ensure that its external auditor attends its AGM and is available to answer questions from security holders relevant to the audit.	N/A	-